Corresp

December 15, 2006

Mr. John Reynolds
Assistant Director, Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: MetaMorphix, Inc.
    Amendment No. 1 to Registration Statement on Form 10-SB
    Filed October 3, 2006
    SEC File No. 000-51294
    Response to SEC comment letter dated November 13, 2006

Dear Mr. Reynolds:

      Enclosed please find our responses to your comments on our Amendment No. 1 to Form 10-SB, filed with the Commission on October 3, 2006. We have provided our responses in the form of a detailed cover letter to facilitate your review as you have requested.

      In connection with our responses to your comments, MetaMorphix, Inc. acknowledges that:

      a. We are responsible for the adequacy and accuracy of the disclosure in our filing,

      b. Staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

      c. We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have listed your comments below, with our responses to those specific comments immediately following. We have revised our Amendment No. 1 to Form 10-SB in response to your comments where noted and are simultaneously filing via EDGAR Form 10-SB/A (Amendment No. 2) containing these revisions.

Thank you for your review of our filing.

Sincerely,

/s/ Edwin C. Quattlebaum

Edwin C. Quattlebaum
President, CEO, and Co-Chairman of the Board

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ITEM 1. DESCRIPTION OF BUSINESS, PAGE 2

GENERAL

      1. PLEASE DISCUSS THE PRINCIPAL TERMS OF THE LICENSE AGREEMENT BETWEEN GENETICS TECHNOLOGIES LIMITED AND METAMORPHIX, INC. THAT WAS FILED AS EXHIBIT 10.32.

      Management's response: We have disclosed the principal terms of the License Agreement, including the nature of the fees, between Genetics Technologies Limited and MetaMorphix. Actual fee amounts are the subject of a confidential treatment request currently pending with the Commission. See page 6 of Form 10-SB/A (Amendment No. 2).

      2. WE NOTE YOUR RESPONSE TO COMMENT 19 FROM OUR LETTER DATED JUNE 2, 2005. PLEASE DISCUSS THE PRINCIPAL TERMS OF THE VIDO TECHNOLOGY AGREEMENT BETWEEN THE UNIVERSITY OF SASKATCHEWAN AND METAMORPHIX INTERNATIONAL INC. AND DISCUSS THE IMPACT OF TERMINATING SUCH AGREEMENT UPON THE COMPANY'S BUSINESS. SEE ITEMS 101, 303 AND 601 OF REGULATION S-B.

      Management's response: We have disclosed the principal terms of the Vido Technology Agreement between the University of Saskatchewan and MetaMorphix International Inc. We have also disclosed that the impact of terminating will not be material because the technology is no longer deemed necessary for products in development. See pages 8, F-16 and F-17 of Form 10-SB/A (Amendment No. 2).

OVERVIEW, PAGE 2

      3. WE NOTE THE DISCLOSURE ON PAGE 2 REGARDING THE AGREEMENTS TO PROVIDE DNA TESTING SERVICES TO AMERICAN KENNEL CLUB, UNITED KENNEL CLUB, AMERICAN ANGUS ASSOCIATION, RED ANGUS ASSOCIATION AND AMERICAN BUCKING BULL ASSOCIATION. PLEASE DISCUSS THE PRINCIPAL TERMS OF THESE AGREEMENTS AND FILE THE AGREEMENTS, IF NECESSARY, AS EXHIBITS PURSUANT TO ITEM 601 OF REGULATION S-B.

      Management's response: We have disclosed the basic terms of these service contracts on page 2 of Form 10-SB/A (Amendment No. 2). These contracts are considered to be normal, customary service contracts, made in the ordinary course of business, on a fee for service basis.

      4. PLEASE EXPLAIN THE STATEMENT ON PAGE 3 THAT "WE LICENSED TO WYETH HUMAN THERAPEUTICS APPLICATIONS OF OUR GDF TECHNOLOGY IN EXCHANGE FOR WHICH WE ACQUIRED WYETH'S EQUITY INTEREST IN US..."

      Management's response: We have disclosed that in 1999, in exchange for granting the rights to our technology for human applications, we received
      2.7 million shares of our Series A Preferred Stock and 900,000 shares of our Series B Preferred Stock (95% of Wyeth's total holdings in us). These shares were assigned back to us, accounted for as a repurchase of preferred stock, and subsequently cancelled by us. See page 3 of Form 10-SB/A (Amendment No. 2).

OUR PROPRIETARY TECHNOLOGIES AND PRODUCTS, PAGE 4

      5. PLEASE EXPLAIN THE STATEMENTS ON PAGE 6 THAT, "WE ARE EXPLORING OPPORTUNITIES FOR OUR

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            GENIUS-WHOLE GENOME SYSTEM WITH A LEADING CHICKEN BREEDER. HOWEVER,
            WE MAY BE UNABLE TO ENTER INTO ARRANGEMENTS WITH ANY ADDITIONAL CUSTOMERS."

      Management's response: We have approached each of the three major chicken breeding companies to discuss the possibility of entering into a commercial relationship with one of them similar to our swine and cattle agreements. If we enter into any agreement with any breeder, we expect it to be exclusive. We have revised the disclosure in Form 10-SB/A (Amendment No. 2) to clarify the current state of our commercial chicken opportunities. See pages 12 and 13 of Form 10-SB/A (Amendment No. 2).

CURRENT ANIMAL GENOMIC PRODUCTS AND SERVICES, PAGE 6

      6. WE NOTE THE DISCLOSURE THAT THE COMPANY'S GENOTYPING PRODUCTS WERE DEVELOPED USING INTERNAL RESEARCH AND DEVELOPMENT RESOURCES. PLEASE DISCUSS WHETHER THE COMPANY MUST PAY LICENSING FEES, ROYALTIES OR SIMILAR PAYMENTS ON REVENUES FROM SALES OF PRODUCTS AND SERVICES LISTED IN THIS SUBSECTION.

      Management's response: We have disclosed on page 6 of Form 10-SB/A (Amendment No. 2) that we must pay a quarterly license fee for the use of a certain patent for our genotyping business. This information relates to a license agreement filed as Exhibit 10.37 of Form 10-SB/A (Amendment No.
      2). We are requesting confidential treatment for certain portions of this agreement.

LICENSES, ACQUISITIONS AND COLLABORATIVE AGREEMENTS, PAGE 8

CELERA ACQUISITION, PAGE 8

      7. PLEASE DISCUSS WHETHER THE COMPANY IS IN BREACH OF ITS OBLIGATIONS UNDER THE CELERA LICENSE AGREEMENT AND, IF SO, DISCUSS THE POSSIBLE EFFECTS OF SUCH BREACH.

      Management's response: The Company is currently in breach of its payment obligations with respect to the Celera License Agreement in the amount of $2,038,800 as of September 30, 2006. The license could be terminated as a result of a breach. To date, we have not received any notification from Celera regarding the breach. We have disclosed the breach and have added a risk factor disclosing the risks of the breach. See pages 10 and 22 of Form 10-SB/A (Amendment No. 2).

      8. WE NOTE THE DISCLOSURE ON PAGE 9 THAT THE COMPANY WILL PAY "CONSIDERATION WE RECEIVE FROM A COLLABORATION ENTERED INTO PRIOR TO FEBRUARY 28, 2006 IN THE SWINE SECTOR." PLEASE DISCUSS ANY AGREEMENTS AND THE EFFECT UPON THE COMPANY FOR ANY COLLABORATION ENTERED INTO AFTER FEBRUARY 28, 2006.

      Management's response: Monsanto is our exclusive partner in this swine sector; therefore, we do not expect to enter into any additional agreements in the swine sector. The Celera License Agreement does not require us to pay any royalty on any collaboration entered into after February 28, 2006. See page 9 of Form 10-SB/A (Amendment No. 2).

GROWTH AND DIFFERENTIATION FACTOR TECHNOLOGY, PAGE 10

      9. PLEASE EXPLAIN IN MORE DETAIL THE STATEMENT ON PAGE 11 THAT "FAILURE TO ACHIEVE CERTAIN PAYMENT

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            AND PERFORMANCE MILESTONES MAY CAUSE TERMINATION OF THE LICENSES
            GRANTED TO US IN THE AGREEMENT" ALSO INCLUDE ANY RELATED MATERIAL RISKS IN THE RISK FACTOR SECTION.

      Management's response: We had already disclosed on page 11 of Form 10-SB/A (Amendment No. 2) additional details regarding our current status and the impact of the failure to achieve certain obligations. We have also added a risk factor discussing the past-due status and possible consequences on page 23 of Form 10-SB/A (Amendment No. 2).

CHICKEN COMMERCIAL LICENSING, PAGE 9

      10. WE NOTE YOUR RESPONSE TO COMMENT 18 FROM OUR LETTER DATED JUNE 2, 2005 AND REISSUE IN PART OUR PRIOR COMMENT. PLEASE DESCRIBE IN MORE DETAIL THE "LETTERS OF INTENT" AND "LIMITED LICENSES AGREEMENTS" AND NAME THE TWO CHICKEN PRODUCERS.

      Management's response: We had already disclosed a description of the Letters of Intent and Limited License Agreements in Form 10-SB/A (Amendment No. 2). We have also disclosed the two chicken producers, Tyson Poultry, Inc. and Pilgrim's Pride Corporation. See pages 12 and 13 of Form 10-SB/A (Amendment No. 2).

      11. WE NOTE YOUR RESPONSE TO COMMENT 27 FROM OUR LETTER OF JUNE 2, 2005. PLEASE DISCUSS THE PRINCIPAL TERMS OF THE AGREEMENT IF THE INFORMATION WOULD BE IMPORTANT TO INVESTORS. ALSO, PLEASE FILE ALL MATERIAL AGREEMENTS AS EXHIBITS PURSUANT TO ITEM 601 OF REGULATION S-B.

      Management's response: We have disclosed the principal terms of the license agreements with the two chicken producers. See pages 12 and 13 of Form 10-SB/A (Amendment No. 2). These agreements have been filed as Exhibits 10.34, 10.35, and 10.36 to Form 10-SB/A (Amendment No. 2).

RISK FACTORS, PAGE 18

RISKS RELATED TO THE OWNERSHIP OF OUR SECURITIES, PAGE 26

      12. WE NOTE THAT THE LAST RISK FACTOR REGARDING COMPLIANCE WITH THE SARBANES-OXLEY ACT IS A GENERAL RISK THAT APPLIES TO ALL PUBLIC COMPANIES. PLEASE REVISE THE RISK FACTOR TO ADDRESS A SPECIFIC RISK TO THE COMPANY OR REMOVE.

      Management's response: We have removed the risk factor.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 28

CRITICAL ACCOUNTING POLICIES, PAGE 29

      13. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 39 AND THE DISCLOSURE THAT YOU RECOGNIZE REVENUE FROM MILESTONE PAYMENTS UPON ACHIEVEMENT OF THE RELATED MILESTONE. PLEASE EXPAND THE DISCLOSURE ON PAGES 29 AND F-9 TO CLARIFY YOUR METHOD FOR ALLOCATING CONSIDERATION TO EACH OF THE DELIVERABLES (I.E. MILESTONES) ON A CONTRACT. TELL US THE ACCOUNTING LITERATURE THAT SUPPORTS YOUR TREATMENT.

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      Management's response: We have disclosed that we allocated the consideration to each of the deliverables (i.e. milestones) on a contract through an analysis of costs incurred as they related to specific steps with a work plan. This is in accordance with SAB 104, Section 3 Delivery and Performance, since the costs incurred coincide with proportionate performance of the services. See pages 30 and 31 of Form 10-SB/A (Amendment No. 2).

SUMMARY OF CONTRACTUAL OBLIGATIONS, PAGE 32

      14. ON THE BALANCE SHEET, WE NOTE THE LONG TERM DEBT BALANCE OF $19,766,221 AS OF DECEMBER 31, 2005. IN THE TABLE ON PAGE 32, YOU STATE THE LONG TERM DEBT OBLIGATIONS EQUAL $25,376,520. PLEASE TELL US WHAT ACCOUNTS AND AMOUNTS ENCOMPASS THE DIFFERENCE BETWEEN WHAT IS REPORTED ON THE BALANCE SHEET AND THIS TABLE.

      Management's response: The difference between the long term debt on the balance sheet and that disclosed on the Contractual Obligations table is the unamortized debt discount of $5,610,299. That unamortized discount is disclosed parenthetically on the face of the balance sheet. See page F-3 of Form 10-SB/A (Amendment No. 2).

      15. PLEASE RECONCILE THE ACCRUED INTEREST ON THE BALANCE SHEET OF $3,472,477, WHICH INCLUDES $1,188,332 OF LONG TERM INTEREST, WITH THE $5,221,743 OF INTEREST DUE IN LESS THAN ONE YEAR ON THE CONTRACTUAL OBLIGATIONS TABLE.

      Management's response: The row captions on the Contractual Obligations table were misaligned with the data. We have revised the table so that the data is properly labeled. See page 33 of Form 10-SB/A (Amendment No. 2).

      16. PLEASE RECONCILE THE CAPITAL LEASE OBLIGATIONS OF $2,284,145, AS DISCLOSED ON THE CONTRACTUAL OBLIGATIONS TABLE, WITH THE CAPITAL LEASE OBLIGATIONS OF $198,569 REPORTED IN NOTE 12 TO THE FINANCIAL STATEMENTS.

      Management's response: The row captions on the Contractual Obligations table were misaligned with the data. We have revised the table so that the data is properly labeled. Also, the total of accrued interest was adjusted to reflect the proper sum of the components. See page 33 of Form 10-SB/A (Amendment No. 2).

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 44

      17. WE NOTE YOUR RESPONSE TO COMMENT 52 FROM OUR LETTER OF JUNE 2, 2005 AND WE REISSUE IN PART OUR PRIOR COMMENT. IN YOUR RESPONSE, YOU STATE THAT YOU HAVE NAMED APPLERA CORPORATION'S CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER. HOWEVER, WE WERE UNABLE TO LOCATE THIS DISCLOSURE IN THE FORM 10-SB. PLEASE REVISE ACCORDINGLY.

      Management's response: We were informed by corporate counsel for Applera that the corporation itself, and not any individual, has voting and dispositive control. Our reference to Applera's Chairman in our response letter was an oversight. See page 47 of Form 10-SB/A (Amendment No. 2).

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      18.   FOR NEW FRONTIERS CAPITAL LLC, PLEASE PROVIDE THE NAME(S) OF THE
            NATURAL PERSON(S) WITH VOTING OR DISPOSITIVE CONTROL OVER THE SECURITIES.

      Management's response: We have disclosed that Gerald R. Forsythe is the natural person with voting and dispositive control over the securities held by New Frontiers Capital LLC. See page 47 of Form 10-SB/A (Amendment No. 2).

FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9

CONCENTRATION OF CREDIT RISK, PAGE F-10

      19.   REVISE TO INCLUDE DISCLOSURES REQUIRED BY PARAGRAPH 39 OF SFAS 131.

      Management's response: We have disclosed in Note 2 that the Company has three customers within its Animal Genomics segment which comprise a significant percentage of total revenue. A table is presented detailing the percentage of revenue from each such customer for each of the years 2005, 2004, and 2003. See pages F-10 and F-11 of Form 10-SB/A (Amendment No. 2).

NOTE 11 - INCOME TAXES, PAGE F-21

      20. ON PAGE 20, YOU STATE YOU ARE DELINQUENT IN FILING CERTAIN FEDERAL AND STATE TAX RETURNS. REVISE THIS FOOTNOTE AND MD&A TO INCLUDE THIS INFORMATION. ALSO DISCLOSE THE AMOUNT OF ANY INTEREST AND PENALTIES DUE TO THE TAXING AUTHORITIES.

      Management's response: We have disclosed in Note 11 and MD&A the fact that the Company is in the process of amending its federal and state tax returns from 2002, and preparing federal and state tax returns for the calendar years 2003, 2004 and 2005. We also disclose that these tax returns are currently delinquent, but given the level of losses incurred for those periods, we do not believe any taxes or interest will be due. We also disclose that we may incur late filing penalties which we expect to be minimal. See pages F-24 and 43 of Form 10-SB/A (Amendment No. 2).

NOTE 12 - COMMITMENTS AND CONTINGENCIES, PAGE F-23

LITIGATION, PAGE F-24

      21. DISCLOSE THE DATE YOU BECAME AWARE OF THE LAWSUIT AND CLAIM AGAINST YOU. WITH RESPECT TO THE LAWSUIT, YOU STATE THE AMOUNTS IN DISPUTE ARE DUE TO "OFFSETS MADE PRIOR TO THE BANKRUPTCY AT MR. DUNLAP'S DIRECTION." PLEASE REVISE TO CLARIFY THE MEANING OF THIS CLAUSE. YOU ALSO DISCUSS A CLAIM BY REGIONS BANK AGAINST YOU. DISCLOSE THE AMOUNT REGIONS BANK IS CLAIMING YOU OWE THEM FOR THE BREACH.

      Management's response: We have disclosed the date that we became aware of the lawsuit and claim against us. We have also clarified the disclosure by explaining the nature of our relationship with Mr. Dunlap and how it relates to the claim by Regions Bank. The amount Regions bank is claiming we owe them is $731,000, which is in dispute. See pages 67, F-25, and F-26 of Form 10-SB/A (Amendment No. 2).

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NOTE 13 - DEBT, PAGE F-25

SHORT-TERM NOTES PAYABLE, PAGE F-25

      22. ON PAGES 63 AND 64, YOU STATE THE 10.9% AND 8% PROMISSORY NOTES, RESPECTIVELY, ARE PAST DUE. WE REITERATE OUR REQUEST FROM OUR PREVIOUS COMMENT 72 FOR YOU TO DISCLOSE THE DATE THE NOTES BECAME DUE. ALSO, IF THE NOTES WERE PAST DUE DURING THE PERIODS PRESENTED, PLEASE DISCLOSE THIS AND ALSO REVISE TO INCLUDE ANY AMENDED TERMS INCLUDING, BUT NOT LIMITED TO, ANY CHANGES IN MATURITY DATE, INTEREST RATES, PENALTIES, AND CONVERSION RIGHTS.

      Management's response: We have disclosed on pages 64 and 65, and in Note 13 the dates on which the notes became due and the fact that there were no amended terms to these past due notes as a result of the default.

      23. ON PAGE F-26, YOU STATE HOLDERS OF THE 10.9% NOTES HAVE THE RIGHT TO CONVERT THEIR PRINCIPAL AND INTEREST AT $4.00 PER SHARE. ON PAGES 63-64 YOU STATE THESE NOTES ARE CONVERTIBLE INTO COMMON STOCK AT VARYING PRICES UPON THE OCCURRENCE OF A FINANCING RAISING AT LEAST $10,000,000 IN CONNECTION WITH A PUBLIC OFFERING. PLEASE REVISE TO PROVIDE CONSISTENT INFORMATION THROUGHOUT THE DOCUMENT.

      Management's response: We have disclosed in Note 13 the details of the conversion price whereby each holder has the right at maturity, or the closing of a firm commitment for an initial public offering, for the principal and interest to convert into common stock of the Company at the election of the holder at a discounted price determined by the level of participation in the offering. The discount ranges from 20% to 40% to the IPO price. See pages F-27 and F-28 of Form 10-SB/A (Amendment No. 2).

NOTE 17 - RELATED PARTY TRANSACTIONS, PAGE F-44

      24. REFER TO OUR PREVIOUS COMMENT 77. WE NOTE THE VARIOUS RELATED PARTY LOANS DESCRIBED ON PAGES F-27, F-28 AND F-44. THE TOTAL AMOUNT OF THE LOANS DISCLOSED APPEARS TO EQUAL $1,139,498. ON PAGES 57 AND 58, WE NOTE DISCUSSION OF THE REMAINING $445,000 OF LOANS OUTSTANDING AS OF DECEMBER 31, 2005. REVISE TO INCLUDE DISCLOSURE OF THESE LOANS IN ACCORDANCE WITH SFAS 57. ALSO, WITH RESPECT TO THE $250,000 IN RELATED PARTY BRIDGE LOANS, REVISE TO DISCLOSE THE NATURE OF YOUR RELATIONSHIP WITH THE LENDER(S).

      Management's response: We have disclosed in Note 13 a discussion of the $445,000 of loans outstanding at December 31, 2005 in accordance with SFAS
      57. We have also explained the nature of our relationship with the lender(s) with respect to the $250,000 in related party bridge loans. See pages F-29 and F-30 of Form 10-SB/A (Amendment No. 2).

EXHIBITS

      25. PLEASE FILE AS EXHIBITS, COPIES OF THE SECURED CONVERTIBLE PROMISSORY NOTES THAT WERE ISSUED DURING THE PAST YEAR. SEE ITEM 601 OF REGULATION S-B.

      Management's response: We have filed as Exhibit 10.33 to our Form 10-SB/A (Amendment No. 2), the form of our 10% Secured Convertible Promissory Notes which were issued in 2005.

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PERIODIC REPORTS

      26. REVISE THE PERIODIC REPORTS TO CONFORM TO THE REQUESTED CHANGES TO THE FORM 10-SB AS APPLICABLE.

      Management's response: We have reviewed our periodic reports impacted by the changes reflected in Form 10-SB/A (Amendment No. 2) and are filing these amendments concurrently with the filing of our Form 10-SB/A (Amendment No. 2).

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